Exhibit 99.1

NIO Announces Entry into Definitive Agreements for Investments in NIO China

SHANGHAI, China, April 29, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced that it entered into definitive agreements for investments in NIO China with a group of investors (collectively, the “Strategic Investors”) led by Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd., and Anhui Provincial Emerging Industry Investment Co., Ltd.

Under the definitive agreements, the Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO (Anhui) Holding Ltd., the legal entity of NIO China. NIO will inject its core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power (the “Asset Consideration”), into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the average market value of NIO Inc. over the thirty public trading days preceding April 21, 2020. Further, NIO will invest RMB4.26 billion in cash into NIO China. Upon the completion of the investments, NIO will hold 75.9% of controlling equity interests in NIO China, and the Strategic Investors will collectively hold the remaining 24.1%.

The Company expects the closing of the investments to take place in the second quarter of 2020, subject to the satisfaction of customary closing conditions. The Strategic Investors and NIO will each inject cash into NIO China in five installments, namely (i) RMB3.5 billion and RMB1.278 billion respectively within five business days of the satisfaction of closing conditions, (ii) RMB1.5 billion and RMB1.278 billion respectively on or prior to June 30, 2020, (iii) RMB1 billion and RMB0.852 billion respectively on or prior to September 30, 2020, (iv) RMB0.5 billion and RMB0.426 billion respectively on or prior to December 31, 2020, and (v) RMB0.5 billion and RMB0.426 billion respectively on or prior to March 31, 2021. Moreover, the Asset Consideration shall be injected into NIO China within one year of closing.

NIO China will establish its headquarters in the Hefei Economic and Technological Development Area (HETA), where the Company’s main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. NIO will collaborate with the Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.

The investment is another important milestone of NIO for its long-term growth. After receiving the investments from the Strategic Investors, NIO will have more sufficient funds to support its business development, to enhance its leadership in the products and technologies of smart electric vehicles and to offer services exceeding users’ expectation. Additionally, the Company believes the launch of NIO China headquarters in Hefei enables NIO to improve its operational efficiency and to sustain its growth and competitiveness in the long run.

This press release is not an exhaustive summary of the terms of the definitive agreements. Further information regarding the investments and the terms of the definitive agreements will be included in NIO’s subsequent filings with the SEC, including its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”). The Company is preparing the related disclosure in and translation of the documents to be filed with the 2019 Annual Report in connection with the definitive agreements.  The Company plans to rely on the 15-day extension period for filing its 2019 Annual Report under Rule 12b-25 and will file the 2019 Annual Report by May 15, 2020 as permitted under rules of the Securities and Exchange Commission.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric Coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO